UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Horizon Pharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44047T109

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44047T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 990,868*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 990,868*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 990,868

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) PN

* See Exhibit A, Note 1.

CUSIP No. 44047T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 52,551*

	6.	Shared Voting Power 990,868**

	7.	Sole Dispositive Power 52,551*

	8.	Shared Dispositive Power 990,868**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,419

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 3.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 75,592*

	6.	Shared Voting Power 990,868**

	7.	Sole Dispositive Power 75,592*

	8.	Shared Dispositive Power 990,868**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,066,460

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 4.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 79,108*

	6.	Shared Voting Power 990,868**

	7.	Sole Dispositive Power 79,108*

	8.	Shared Dispositive Power 990,868**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,069,976

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 5.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 156,849*

	6.	Shared Voting Power 990,868**

	7.	Sole Dispositive Power 156,849*

	8.	Shared Dispositive Power 990,868**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,147,717

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 6.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,161*

	6.	Shared Voting Power 990,868**

	7.	Sole Dispositive Power 6,161*

	8.	Shared Dispositive Power 990,868**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 997,029

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 7.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,458*

	6.	Shared Voting Power 990,868**

	7.	Sole Dispositive Power 10,458*

	8.	Shared Dispositive Power 990,868**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,001,326

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 8.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,488*

	6.	Shared Voting Power 990,868**

	7.	Sole Dispositive Power 11,488*

	8.	Shared Dispositive Power 990,868**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,002,356

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 9.

**   Comprised of shares and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 37,587*

	6.	Shared Voting Power 990,868**

	7.	Sole Dispositive Power 37,587*

	8.	Shared Dispositive Power 990,868**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,028,455

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 10.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,209*

	6.	Shared Voting Power 990,868**

	7.	Sole Dispositive Power 9,209*

	8.	Shared Dispositive Power 990,868**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,077

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 11.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 990,868*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 990,868*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 990,868

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*      Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

CUSIP No. 44047T109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 990,868*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 990,868*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 990,868

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*      Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership.  See Exhibit A.

Item 1.
	(a)	Name of Issuer Horizon Pharma, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 520 Lake Cook Road, Suite 520, Deerfield, IL 60015

Item 2.
	(a)	Name of Person Filing See Exhibit A; Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 44047T109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 13
(b) Percent of class: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 13
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A, which is hereby incorporated by reference and related pages 2 to 13. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet, Sheehan and Speiser are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership and, as such, they share voting and dispositive power over the shares held by the partnership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/13/2012
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

/s/ Andrew T. Sheehan
Signature

/s/ Michael L. Speiser
Signature

EXHIBIT A TO SCHEDULE 13G — HORIZON PHARMA, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	990,868	Note 1			5.1%

David L. Anderson	52,551	Note 3			.3%
			1,043,419	Note 2	5.3%

G. Leonard Baker, Jr.	75,592	Note 4			.4%
			1,066,460	Note 2	5.5%

William H. Younger, Jr.	79,108	Note 5			.4%
			1,069,976	Note 2	5.5%

Tench Coxe	156,849	Note 6			.8%
			1,147,717	Note 2	5.9%

Gregory P. Sands	6,161	Note 7			0.0%
			997,029	Note 2	5.1%

James C. Gaither	10,458	Note 8			0.1%
			1,001,326	Note 2	5.1%

James N. White	11,488	Note 9			.1%
			1,002,356	Note 2	5.1%

Jeffrey W. Bird	37,587	Note 10			0.2%
			1,028,455	Note 2	5.3%

David E. Sweet	9,209	Note 11			0.0%
			1,000,077	Note 2	5.1%

Andrew T. Sheehan	0				0.0%
			990,868	Note 2	5.1%

Michael L. Speiser	0				0.0%
			990,868	Note 2	5.1%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnership is organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 26,708 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11.

Note 2:  Includes individual shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) plus all shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held by Sutter Hill Ventures, A California Limited Partnership of which the reporting person is a Managing

Director of the General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 3:  Comprised of 25,097 shares (including 558 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in The Anderson Living Trust of which the reporting person is the trustee and 27,454 shares (including 872 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the living trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.  The warrants shown for the reporting person and Anvest, L.P. are held in the name of Sutter Hill Associates, LLC; however, Sutter Hill Associates, LLC holds these warrants for administrative purposes only and for the benefit of the beneficial owner as reported herein.

Note 4:  Comprised of 26,380 shares (including 1,132 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in The Baker Revocable Trust of which the reporting person is a trustee, 15,385 shares held by a Roth IRA for the benefit of the reporting person and 33,827 shares (including 958 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.  The warrants shown for the reporting person and Saunders Holdings, L.P. are held in the name of Sutter Hill Associates, LLC; however, Sutter Hill Associates, LLC holds these warrants for administrative purposes only and for the benefit of the beneficial owner as reported herein.

Note 5:  Comprised of 29,254 shares (including 2,215 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 30,590 shares held by a retirement trust for the benefit of the reporting person and 19,264 shares held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.  The warrants shown for the reporting person are held in the name of Sutter Hill Associates, LLC; however, Sutter Hill Associates, LLC holds these warrants for administrative purposes only and for the benefit of the beneficial owner as reported herein.

Note 6:  Comprised of 100,572 shares (including 4,347 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in The Coxe Revocable Trust of which the reporting person is a trustee, 44,118 shares held by a retirement trust for the benefit of the reporting person and 12,159 shares held by Rooster Partners, L.P. of which the reporting person is a trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.  The warrants shown for the reporting person are held in the name of Sutter Hill Associates, LLC; however, Sutter Hill Associates, LLC holds these warrants for administrative purposes only and for the benefit of the beneficial owner as reported herein.

Note 7: Comprised of 6,161 shares (including 170 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.  The warrants shown for the reporting person are held in the name of Sutter Hill Associates, LLC; however, Sutter Hill Associates, LLC holds these warrants for administrative purposes only and for the benefit of the beneficial owner as reported herein.

Note 8: Comprised of 874 shares held in the individual name, 4,055 shares held in The Gaither Revocable Trust of which the reporting person is the trustee and 5,529 shares (including 242 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.  The warrants shown for the reporting person and Tallack Partners, L.P. are held in the name of Sutter Hill Associates, LLC; however, Sutter Hill Associates, LLC holds these warrants for administrative purposes only and for the benefit of the beneficial owner as reported herein.

Note 9: Comprised of 9,135 shares (including 24 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/11) held in The White Revocable Trust of which the reporting person is a trustee and 2,353 shares (including 294 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held by Sierra Trust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the revocable trust’s and the trust’s shares except as to the reporting person’s pecuniary interest therein.  The warrants shown for the reporting person and Sierra Trust are held in the name of Sutter Hill Associates, LLC; however, Sutter Hill Associates, LLC holds these warrants for administrative purposes only and for the benefit of the beneficial owner as reported herein.

Note 10: Comprised of 37,587 shares (including 1,025 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee.  The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.  The warrants shown for the reporting person are held in the name of Sutter Hill Associates, LLC; however, Sutter Hill Associates, LLC holds these warrants for administrative purposes only and for the benefit of the beneficial owner as reported herein.

Note 11: Comprised of 3,760 shares (including 250 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 5,449 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.  The warrants shown for the reporting person are held in the name of Sutter Hill Associates, LLC; however, Sutter Hill Associates, LLC holds these warrants for administrative purposes only and for the benefit of the beneficial owner as reported herein.